P.E. 4-30-02

0-30718

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02032312

FORM 6-K
Report of Foreign issuer



SEC MAIL PROCESSING
RECEIVED
APR 23 2002
WASH. D.C. 155 SECTION

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

Portland



Exhibit 99(a)
Press Release Announcing Quarterly Results

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

TSE: SW
Nasdaq: SWIR

April 16, 2002

Sierra Wireless Reports First Quarter 2002 Results

VANCOUVER, BRITISH COLUMBIA – We are reporting revenue of $15.0 million and a loss of $4.3 million for the first quarter of 2002. Revenues increased by 77% and losses decreased by 16%, compared to the previous quarter. Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

Results for the first quarter of 2002, relative to company guidance provided on January 24, 2002:

First quarter revenue for 2002 of $15.0 million exceeded our guidance range of $11.0 to $13.0 million. Our net loss of $4.3 million was consistent with our guidance of net losses between $3.4 and $4.4 million. Our loss per share of $0.27 was also in line with our guidance of a loss per share between $0.21 and $0.27.

Results for the first quarter of 2002 compared to the fourth quarter of 2001:

Our revenue for the three months ended March 31, 2002 amounted to $15.0 million compared to $8.5 million, an increase of 77%. Revenue increased due to the commencement of volume shipments of new products.

Gross margins were $4.3 million for the first quarter of 2002, or 29%, compared to $3.3 million for the fourth quarter of 2001, or 38%. Gross margins decreased on a percentage basis as a result of new product introduction costs and a change in product mix.

Operating expenses declined to $8.6 million in the first quarter from expenses of $9.5 million in the fourth quarter of 2001. This decrease reflects our continued focus on operating expense control and the benefit of research and development funding agreements. Also included in our operating expenses is a charge of $0.4 million related to facilities cost restructuring. Our gross research and development investments were $5.4 million compared to $4.8 million in the fourth quarter.

Our net loss was $4.3 million for the first quarter of 2002 compared to a net loss of $5.2 million, a decrease of 16%. Our loss per share was $0.27 per share compared to a loss per share of $0.32.

"We are pleased to report first quarter results that represent a clear improvement over the previous quarter. We commenced commercial volume shipments of three new products and the revenues associated with these new products formed the foundation of our first quarter results," said David Sutcliffe, Chairman and Chief Executive Officer. "Our new high speed wireless products are shipping to customers and channels including Verizon Wireless, Toshiba, Rogers AT&T Wireless, and Hugh Symons. Sales of embedded modules for CDPD and CDMA networks to OEM customers were particularly strong. We look forward to bringing additional products and distribution channels on stream in the second quarter."

First Quarter Highlights Included:

- Progress on new products for CDMA 1xRTT networks included:
  - We signed a Joint Development Agreement with Microsoft to develop tighter integration between Sierra Wireless' CDMA products and the Pocket PC and Smartphone PC software platforms.
  - We commenced commercial volume shipments of the Sierra Wireless AirCard® 555 wireless network card for CDMA networks operating at speeds up to 144 kbps.
  - Together with Verizon Wireless, the largest wireless communications service provider in the United States, we announced the commercial availability of the AirCard 555 wireless network card for use on the new Verizon Wireless Express Network.
  - We commenced commercial volume shipments of the Sierra Wireless SB555 embedded wireless module for CDMA networks operating at speeds up to 144 kbps. The SB555 represents a complete communication solution that enables voice and high-speed data communications through mobile computing devices.
  - Together with Toshiba, Audiovox, Microsoft and Verizon Wireless, we participated in the announcement of the new Thera™ wireless Pocket PC at the CTIA's Wireless 2002 show. The Thera, built by Toshiba and distributed in the Americas by Audiovox, incorporates the SB555 embedded wireless module and Watcher™ software from Sierra Wireless. The Thera is expected to be available to Verizon Wireless' customers during the second quarter and for Sprint PCS customers when their high-speed CDMA services are launched.
- Progress on new products for GSM/GPRS networks included:
  - FCC, Industry Canada, and PTCRB approvals have been received for the new Sierra Wireless AirCard 710 single-band GSM/GPRS wireless network card.
  - We commenced commercial volume production of the new AirCard 710 GSM/GPRS wireless network card. Volume shipments are expected to commence on receipt of carrier approval.
  - CE and PTCRB approvals for Europe and Industry Canada approval have been received for the new Sierra Wireless AirCard 750 tri-band GSM/GPRS wireless network card.

- We commenced commercial volume shipments of the new AirCard 750 GSM/GPRS wireless network card. With tri-band capability, this product will enable voice, data, and SMS messaging on GSM/GPRS networks in locations around the world. We have commenced volume shipments to carriers including Rogers AT&T Wireless in Canada and to European distribution channels.

- Progress on distribution channels development included:

  - We expanded the distribution of Sierra Wireless products through Brightpoint to cover all Brightpoint's major geographic regions. Previously, Brightpoint had primarily distributed Sierra Wireless products in North America.

  - We established a distribution relationship with Nordic-Gate under which the companies will work together to introduce the AirCard 750 to corporate enterprises in Nordic countries.

  - We reached an agreement with Rogers AT&T Wireless to provide the AirCard 750 GSM/GPRS wireless network card in Canada, enabling customers with a laptop or PDA to gain wireless access to information.

- Sales and support of existing products for CDPD networks continued. The MP200 wireless modem was chosen by the Utah Highway Patrol to enhance security efforts during the 2002 Winter Games in Salt Lake City, Utah.

Financial Guidance

For the second quarter ending June 30, 2002, we are providing the following guidance reflecting our current business indicators and expectations. Inherent in this guidance is a continuation of the higher than normal risk resulting from the uncertainty associated with the timing of completion, approvals, and volume shipment of new products. We expect revenue to increase to between $16.0 and $18.0 million. We expect gross margin on a percentage basis to improve sequentially. We expect operating expenses to be consistent with the level of recent quarters. We expect net losses to decrease to between $2.2 and $2.5 million and a decreased loss per share of between $0.13 and $0.15.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to manufacture and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless delivers wireless PC Cards for portable computers, wireless communications modules for OEM embedded applications, wireless adapters for PDAs, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady™ Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at http://www.sierrawireless.com.

Conference Call and Instant Replay

We will host a conference call to review our results on April 16, 2002 at 2:30 PM PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-446-4472

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-888-509-0081

We look forward to having you participate in our call.

Annual General Meeting

Sierra Wireless' Annual and Special Meeting will be held Thursday, April 18th, 2002, at 2:00 PM in The Fairmont Waterfront Centre Hotel, Ballroom C, Vancouver, British Columbia.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN
NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

Exhibit 99(b)

Results for the Three Months Ended March 31, 2002

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

Three months ended March 31,	2002	2001
Revenue	$ 15,048	$ 22,369
Cost of goods sold	10,752	13,171
Gross margin	4,296	9,198
Expenses		
Sales and marketing	2,710	3,534
Research and development, net	3,177	2,814
Administration	2,067	2,108
Amortization	653	464
	8,607	8,920
Earnings (loss) from operations	(4,311)	278
Other income (expense)	(28)	1,000
Earnings (loss) before income taxes	(4,339)	1,278
Income tax expense	-	546
Net earnings (loss)	(4,339)	732
Deficit, beginning of period	(31,901)	(7,632)
Deficit, end of period	$ (36,240)	$ (6,900)
Earnings (loss) per share for the period		
Basic	$ (0.27)	$ 0.05
Diluted	$ (0.27)	$ 0.04
Weighted average number of shares (in thousands)		
Basic	16,263	16,062
Diluted	16,263	17,025

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	March 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 23,992	$ 12,085
Short-term investments	15,782	31,879
Accounts receivable	15,239	10,504
Inventories	24,595	25,591
Deferred income taxes	224	224
Prepaid expenses	577	1,180
	80,409	81,463
Fixed assets	14,392	14,694
Deferred income taxes	4,030	4,030
Intangible assets	10,343	10,054
Other	483	483
	$ 109,657	$ 110,724
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 10,115	$ 4,356
Accrued liabilities	9,215	12,555
Deferred revenue and credits	1,567	1,050
Current portion of long-term liabilities	313	341
Current portion of obligations under capital lease	932	947
	22,142	19,249
Long term liabilities	820	671
Obligations under capital lease	666	761
Shareholders' equity		
Share capital	122,998	122,673
Deficit	(36,240)	(31,901)
Accumulated other comprehensive income		
Cumulative translation adjustments	(729)	(729)
	86,029	90,043
	$ 109,657	$ 110,724

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

Three months ended March 31,	2002	2001
Cash flows from operating activities:		
Net earnings (loss) for the period	$ (4,339)	$ 732
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities		
Amortization	2,189	1,393
Loss on disposal	120	-
Deferred income taxes	-	238
Accrued warrants	149	290
Changes in operating assets and liabilities		
Accounts receivable	(4,735)	(2,845)
Inventories	996	(7,454)
Prepaid expenses	603	575
Accounts payable	5,759	(3,807)
Accrued liabilities	(3,346)	(1,380)
Deferred revenue and credits	517	(750)
Net cash used in operating activities	(2,087)	(13,008)
Cash flows from investing activities:		
Purchase of fixed assets	(1,209)	(5,164)
Increase in intangible assets	(820)	(1,252)
Purchase of short-term investments	(2,137)	(14,860)
Proceeds on maturity of short-term investments	18,234	39,430
Net cash provided by investing activities	14,068	18,154
Cash flows from financing activities:		
Issue of common shares	325	275
Repayment of long-term obligations	(399)	(176)
Net cash provided by (used in) financing activities	(74)	99
Net increase in cash and cash equivalents	11,907	5,245
Cash and cash equivalents, beginning of period	12,085	6,891
Cash and cash equivalents, end of period	$ 23,992	$ 12,136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: Peter Roberts

Peter W. Roberts, Chief Financial Officer

Date: April 17, 2002

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